EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
NUMERATOR:
Net loss attributable to the Company – common shares	$(221,917)	$(114,852)	$(661,349)	$(725,672)
Less: Participating securities dividends	-	-	-	-
Net loss attributable to the Company per common share – basic and diluted	$(221,917)	$(114,852)	$(661,349)	$(725,672)

DENOMINATOR:
Weighted average common shares outstanding - basic	84,350	83,991	84,236	83,903
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	-	-
Weighted average common shares outstanding - diluted	84,350	83,991	84,236	83,903

Net loss attributable to the Company per common share:
Basic	$(2.63)	$(1.37)	$(7.85)	$(8.65)
Diluted	$(2.63)	$(1.37)	$(7.85)	$(8.65)

(1)    Outstanding equity awards of 7.3 million and 7.0 million for the three months ended September 30, 2015 and 2014, respectively, and 7.3 million and 7.0 million for the nine months ended September 30, 2015 and 2014, respectively, were not included in the computation of diluted earnings per share because to do so would have been antidilutive.